

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2023

Ryan Frazier
Chief Executive Officer
Arrived Homes 3, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

>   **Re: Arrived Homes 3, LLC**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 4**
>   **Filed March 31, 2023**
>   **Post-qualification Amendment No. 5**
>   **Filed April 7, 2023**
>   **File No. 024-12135**

Dear Ryan Frazier:

This is to advise you that we do not intend to review your amendments.

We will consider qualifying your offering statements at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Rostom, Esq